UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

WEBMD HEALTH CORP.
(Name of Subject Company (Issuer))

DIAGNOSIS MERGER SUB, INC.
(Offeror)
A direct wholly-owned subsidiary of

MH SUB I, LLC
(Parent of Offeror)

KKR NORTH AMERICA FUND XI L.P.
(Other Person)
(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

94770V102
(CUSIP Number of Class of Securities)

B. Lynn Walsh
DIAGNOSIS MERGER SUB, INC.
909 N. Sepulveda Blvd., 11th Floor
El Segundo, CA 90245
(310) 280-4000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Marni J. Lerner
Michael T. Holick
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,611,275,144.82	$308,441.79
(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 37,981,418 shares of common stock (including 632,518 restricted shares and 55,000 performance shares), par value $0.01 per share (“Shares”), of WebMD Health Corp., a Delaware corporation (“WebMD”) outstanding multiplied by the offer price of $66.50 per share, (ii) 5,545,566 Shares issuable pursuant to options with an exercise price less than the offer price of $66.50 per share multiplied by the offer price $66.50 per share minus the weighted average strike price for such options of $42.23; and (iii) 13,834 Shares issuable pursuant to outstanding restricted stock units multiplied by an amount equal to the offer price of $66.50 per share. The foregoing share figures have been provided by WebMD and are as of August 1, 2017, the most recent practicable date.

(2)

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $308,441.79	Filing Party: Diagnosis Merger Sub, Inc.
Form of Registration No.: Schedule TO-T (File No. 005-81047)	Date Filed: August 7, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) filed with the Securities and Exchange Commission on August 7, 2017 by (i) MH Sub I, LLC, a Delaware limited liability company (“Parent”), (ii) Diagnosis Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (the “Purchaser”), and (iii) KKR North America Fund XI L.P., a Cayman Islands limited partnership and an affiliate of an alternative investment vehicle that is the controlling stockholder of both Parent and the Purchaser. The Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of WebMD Health Corp., a Delaware corporation (“WebMD”), at a price of $66.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes upon the terms and conditions set forth in the offer to purchase, dated August 7, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

All the information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Offer to Purchase of the Schedule TO.

This Amendment is being filed to amend and supplement Items, 1, 4, 7 and 11 as reflected below.

Amendment to the Schedule TO

Items 1, 4, 7 and 11.  Summary Term Sheet; Terms of the Transaction; Source and Amount of Funds or Other Consideration; Additional Information

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraphs thereto:

“On September 6, 2017, the Purchaser announced an extension of the Expiration Date of the Offer to 5:00 P.M., New York City time, on September 14, 2017 unless further extended.  The Offer was previously scheduled to expire at 11:59 P.M., New York City time, on September 7, 2017.  The Depositary has advised the Purchaser that, as of the close of business, New York City time, on September 5, 2017, 744,547 Shares were tendered pursuant to the Offer, which represented approximately 2% of the issued and outstanding Shares.  Parent and the Purchaser expect the Offer will be consummated promptly following the Expiration Date (as extended hereby), subject to the satisfaction of the remaining closing conditions.

The full text of the press release announcing the extension is attached as Exhibit (a)(1)(I) to the Schedule TO and is incorporated herein by reference.”

Item 7 of the Schedule TO is hereby amended and supplemented as following:

The subsection entitled “Debt Financing” of Section 9 “Source and Amount of Funds” of the Offer to Purchase, is hereby amended and supplemented by inserting the following paragraph following the end of the last paragraph thereof:

“On August 17, 2017, commitments were allocated in respect of the full amount of the First Lien Term Loan Facility in an aggregate principal amount of $1,115 million and the Second Lien Term Loan Facility in an aggregate principal amount of $575 million.  The receipt of proceeds from the Debt Financing is subject to the satisfaction of customary closing conditions, including consummation of the Offer and the Merger.”

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The subsection entitled “Antitrust Compliance” of Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by inserting the first paragraph below at the end of the last paragraph thereof and by inserting the last paragraph below at the end of the fourth paragraph thereof:

 “On September 4, 2017, the initial waiting period with respect to the Transactions expired without the Austrian competition authorities having initiated an in-depth Phase II investigation before the Cartel Court.  Accordingly, the Regulatory Condition as it relates to the expiration of the waiting period under Austrian antitrust laws in respect of the Transactions has been satisfied.”

“On September 5, 2017, Parent received notice that the FCO granted early termination of the applicable waiting period.  Accordingly, the Regulatory Condition as it relates to obtaining all applicable clearances and authorizations required by the antitrust laws of Germany, the last remaining regulatory approval under the Regulatory Condition, has been satisfied.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(I)	Press Release issued by Parent, dated September 6, 2017.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) of the expiration date of the Offer being “11:59 P.M., New York City time, on September 7, 2017” are amended and replaced with “5:00 P.M., New York City time, on September 14, 2017.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIAGNOSIS MERGER SUB, INC.

By	/s/ B. Lynn Walsh
Name:	B. Lynn Walsh
Title:	Vice President and Secretary
Date:	September 6, 2017

MH SUB I, LLC

By	/s/ Robert N. Brisco
Robert N. Brisco
Title:	Chief Executive Officer
Date:	September 6, 2017

KKR NORTH AMERICA FUND XI L.P.

By	KKR Associates North America XI L.P.
Its:	General Partner

By	KKR North America XI Limited
Its:	General Partner

By	/s/ John Park
Name:	John Park
Title:	Attorney-in-fact for William J. Janetschek, Director
Date:	September 6, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 7, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)
Joint Press Release issued by WebMD and Parent on July 24, 2017 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of WebMD filed with the Securities and Exchange Commission on July 26, 2017).

(a)(1)(G)	Summary Advertisement as published in the Financial Times on August 7, 2017.*

(a)(1)(H)	Press Release issued by Parent on August 7, 2017.*

(a)(1)(I)	Press Release issued by Parent on September 6, 2017.

(b)(1)
Second Amended and Restated Debt Commitment Letter, dated July 30, 2017, from Credit Suisse AG, Credit Suisse Securities (USA) LLC, Royal Bank of Canada, KKR Capital Markets LLC, KKR Corporate Lending LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Macquarie Capital Funding LLC, Macquarie Capital (USA) Inc. and Mizuho Bank, Ltd. to Parent and Micro Holding Corp.*

(d)(1)
Agreement and Plan of Merger, dated as of July 24, 2017, by and among WebMD, the Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by WebMD with the Securities and Exchange Commission on July 26, 2017).

(d)(2)	Confidentiality Agreement, dated April 6, 2017, between WebMD and Kohlberg Kravis Roberts & Co. L.P.*

(d)(3)	Limited Guarantee, dated as of July 24, 2017, by KKR North America Fund XI L.P. in favor of WebMD.*

(d)(4)	Equity Commitment Letter, dated July 24, 2017, from KKR North America Fund XI L.P. to Parent.*

(d)(5)	Joinder to Confidentiality Agreement, dated May 16, 2017.*

(d)(6)	Letter Agreement, dated July 31, 2017, among WebMD, Parent and Micro Holding Corp.*

(g)	None.

(h)	None.

1

*Previously filed.